UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

RLJ Entertainment, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74965F203

(CUSIP Number)

The RLJ Companies, LLC

3 Bethesda Metro Center

Suite 1000

Bethesda, MD 20814

Attn. H. Van Sinclair

(301) 280-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
RLJ SPAC Acquisition, LLC

2	Check The Appropriate Box if a Member of a Group
	(see instructions)	(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐
PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

☐

	7	SOLE VOTING POWER
NUMBER OF		-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		-
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☒
CERTAIN SHARES (see instructions) (See Item 5 below)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
34.24% (See Item 5 below)

14	TYPE OF REPORTING PERSON (see instructions)
OO

1		NAMES OF REPORTING PERSONS
The RLJ Companies, LLC
2		Check The Appropriate Box if a Member of a Group
	(see instructions)	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

	7	SOLE VOTING POWER
NUMBER OF		-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		-
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☒
CERTAIN SHARES (see instructions) (See Item 5 below)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
34.24% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions)
HC-OO

1		NAMES OF REPORTING PERSONS
Robert L. Johnson
2		Check The Appropriate Box if a Member of a Group
	(see instructions)	(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	7	SOLE VOTING POWER
NUMBER OF		-
SHARES	8	SHARED VOTING POWER
BENEFICIALLY		8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH		-
REPORTING	10	SHARED DISPOSITIVE POWER
PERSON WITH		8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,294,465 shares of common stock consisting of 6,794,465 shares of common stock and warrants to purchase 1,500,000 shares of common stock at $3.00 per share (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☒
CERTAIN SHARES (see instructions) (See Item 5 below)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
34.24% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions)
IN

AMENDMENT NO. 13 TO SCHEDULE 13D

This Amendment No. 13 amends the Report on Schedule 13D originally filed on October 15, 2012 (the “Original 13D,” and as amended by the Amendment No. 1 to Schedule 13D filed on June 20, 2013, the Amendment No. 2 to Schedule 13D filed on July 31, 2013, the Amendment No. 3 to Schedule 13D filed on December 11, 2013, the Amendment No. 4 to Schedule 13D filed on April 24, 2015, the Amendment No. 5 to Schedule 13D on June 2, 2015, the Amendment No. 6 to Schedule 13D on August 29, 2016, the Amendment No. 7 to Schedule 13D filed on October 19, 2016, the Amendment No. 8 to Schedule 13D filed on June 20, 2017, the Amendment No. 9 to Schedule 13D filed on October 4, 2017, the Amendment No. 10 to Schedule 13D filed on January 12, 2018, the Amendment No. 11 filed on February 27, 2018, and the Amendment No. 12 filed on July 30, 2018 the “Amended 13D”) by Mr. Robert L. Johnson, The RLJ Companies, LLC (“The RLJ Companies”) and RLJ SPAC Acquisition, LLC (“RLJ SPAC”) with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of RLJ Entertainment, Inc. (the “Issuer”).  Mr. Johnson, The RLJ Companies and RLJ SPAC are collectively referred to as the “Reporting Persons.”

AMC Networks Inc., a Delaware corporation (“AMC”), and its direct and indirect subsidiaries, Rainbow Media Holdings LLC, a Delaware limited liability company, Rainbow Media Enterprises, Inc., a Delaware corporation, Rainbow Programming Holdings LLC, a Delaware limited liability company, IFC Entertainment Holdings LLC, a Delaware limited liability company, and Digital Entertainment Holdings LLC, a Delaware limited liability company (“Holdings”), are collectively referred to as the “AMC Entities.”

Unless indicated otherwise, all items left blank remain unchanged, and any items which are reported are deemed to amend and update the existing items in the Amended 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons have not acquired any additional securities of the Issuer since the most recent prior amendment to the Amended 13D.

ITEM 4.	PURPOSE OF TRANSACTION

On October 5, 2018, the Company reported that it issued (i) 413,709 shares of Common Stock as payment of interest on a loan outstanding pursuant to a credit agreement and (ii) 6,695,571 shares of Common Stock upon the exercise of certain warrants, each on October 1, 2018. As a result of such issuances, the Company reported on October 5, 2018, that it had 22,723,887 shares of Common Stock outstanding as of October 2, 2018. As a result, the percentage ownerships of the Common Stock beneficially owned by the Reporting Persons have decreased by an amount equal to or greater than 1%.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

For purposes of Exchange Act Rule 13d-3, each of Mr. Johnson, The RLJ Companies and RLJ SPAC may be deemed to beneficially own 8,294,465 shares of Common Stock (approximately 34.24% of the Common Stock), including 6,794,465 outstanding shares of Common Stock and warrants with an initial exercise date of May 20, 2015 (the “2015 Warrants”) to purchase 1,500,000 shares of Common Stock at $3.00 per share. The foregoing beneficial ownership amount and percentage are calculated in accordance with Securities Exchange Act Rule 13d-3(1)(i), which directs that reporting persons assume that their warrants are exercised in their entirety and that no other holder of convertible preferred stock or warrants converts their convertible preferred stock or exercises their warrants. Each of the Reporting Persons has shared power to vote, or direct the vote, and shared power to dispose, or to direct the disposition, with respect to the shares of Common Stock reported for such Reporting Person.

As disclosed in Amendment No. 11 to the AMC Entities Schedule 13D, filed on October 2, 2018, as of October 2, 2018, each of the AMC Entities beneficially owns 11,791,900 shares of Common Stock of the Issuer held by DEH, plus (i) 2,893,693 shares of Common Stock of the Issuer issuable upon the conversion of all of the shares of Preferred Stock of the Issuer held by DEH, (ii) 11,637,429 shares of Common Stock of the Issuer issuable upon the exercise in full of the Class B and Class C warrants to purchase Common Stock with an initial exercise date of October 14, 2016 (the “AMC Warrants”) held by DEH and (iii) 747,945 shares of Common Stock of the Issuer issuable upon the exercise in full of the 2015 Warrants held by DEH, which represents in the aggregate 71.2% of the number of shares of Common Stock outstanding based on 15,614,607 shares of Common Stock of the Issuer outstanding as of August 2, 2018 as disclosed in the Form 10-Q, plus (i) the 413,709 shares of Common Stock issued on October 1, 2018 as payment of interest due to DEH pursuant to the Credit Agreement, (ii) the 6,695,571 shares of Common Stock issued on October 1, 2018 pursuant to the exercise of Warrants by DEH, (iii) the 2,893,693 shares of Common Stock issuable upon the conversion in full of the Preferred Stock, (iv) the 11,637,429 shares of Common Stock issuable upon the exercise in full of the Warrants and (v) the 747,945 shares of Common Stock issuable upon the exercise in full of the 2015 Warrants. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the AMC Entities. Pursuant to Rule 13d-3(d)(1)(i) of the Exchange Act, this calculation does not include shares of Common Stock not outstanding which are subject to options, warrants, rights or conversion privileges held by parties other than the AMC Entities. Assuming the conversion of all Preferred Stock and the exercise of all 2015 Warrants held by third parties (including the Johnson Entities), the Common Stock underlying the Warrants held directly by DEH, if fully exercised, would represent in the aggregate no less than 50.1% of the Common Stock on a fully diluted basis.

To the Reporting Persons’ knowledge, none of the Covered Persons (as defined in AMC Entities Schedule 13D) the directly owns any shares of Common Stock as of October 2, 2018; provided, however, that because of each Covered Person’s status as a controlling stockholder, director or executive officer of one or more of the AMC Entities, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such AMC Entity.

Each of the Reporting Persons may be deemed to be a member of a “group” under Rule 13d-5 of the Exchange Act with the AMC Entities and Covered Persons with respect to the Common Stock of the Issuer. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock and other securities held by the AMC Entities and Covered Person pursuant to Rule 13d-4 of the Exchange Act, and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person is the beneficial owner of the Common Stock or other securities held by the AMC Entities or Covered Person.

None of the Reporting Persons has effected any transactions in Common Stock of the Issuer during the past 60 days.

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this statement on Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See Item 4.

Item 7.	Material to be Filed as Exhibits

99.1	Agreement of Joint Filing among the Reporting Persons (incorporated by reference to Appendix I to the Original 13D).
99.2	Power of Attorney (incorporated by reference to Appendix II to the Original 13D).
99.3

10b5-1 Purchase Plan dated June 19, 2013 [portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission] (previously filed).

99.4	Agreement between Mr. Robert L. Johnson and Lazard Capital Markets LLC dated June 19, 2013 (previously filed).
99.5	Securities Purchase Agreement between Issuer and Mr. Robert L. Johnson dated April 15, 2015 (previously filed).
99.6

Securities Purchase Agreement, dated May 14, 2015, by and among the Issuer and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Issuer on May 15, 2015 (File No. 001-35675)).

99.7

Form of Certificate of Designations of the Series B-2 Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Issuer on May 15, 2015 (File No. 001-35675)).

99.8	Form of Warrant of the Issuer (incorporated by reference to Exhibit 3.5 to the Current Report on Form 8-K filed by Issuer on May 15, 2015 (File No. 001-35675)).
99.9

Form of Registration Rights Agreement, by and among the Issuer and the investors party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Issuer on May 15, 2015 (File No. 001-35675)).

99.10	Voting Agreement (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on August 22, 2016 (File No. 001-35675))

99.11	Waiver Agreement (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on August 22, 2016 (File No. 001-35675))
99.12	Executive Waiver Agreement (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer on August 22, 2016 (File No. 001-35675))
99.13

Preferred Stock and Warrant Exchange Agreement for Series B-2 Convertible Preferred Stock (incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K filed by the Issuer on August 22, 2016 (File No. 001-35675))

99.14

Certificate of Designations of Series D-2 Convertible Preferred Stock (incorporated by reference to Exhibit 3.4 to the Current Report on Form 8-K filed by the Issuer on October 17, 2016 (File No. 001-35675))

99.15	Exchanged 2015 Warrant (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on October 17, 2016 (File No. 001-35675))
99.16	Stockholders Agreement (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on October 17, 2016 (File No. 001-35675))
99.17

Contribution Agreement dated as of July 29, 2018, by and among The RLJ Companies, LLC, RLJ SPAC Acquisition, LLC, Mr. Robert L. Johnson, Digital Entertainment Holdings LLC and AMC Digital Entertainment Holdings LLC (previously filed).

99.18

Voting Agreement, dated as of July 29, 2018, by and among The RLJ Companies, LLC, RLJ SPAC Acquisition, LLC, Mr. Robert L. Johnson, Digital Entertainment Holdings LLC and RLJ Entertainment, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by the Issuer on July 30, 2018 (File No. 001-35675))

99.19

Agreement and Plan of Merger, dated as of July 29, 2018, by and among RLJ Entertainment, Inc., AMC Networks Inc., Digital Entertainment Holdings LLC and River Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on July 30, 2018 (File No. 001-35675))

SCHEDULE 13D

CUSIP No.	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2018	RLJ SPAC ACQUISITION, LLC
By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

Dated: October 19, 2018	THE RLJ COMPANIES, LLC
By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

ROBERT L. JOHNSON
Dated: October 19, 2018	/s/ Robert L. Johnson
Name: Robert L. Johnson